

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Jin-Goon Kim
Chairman and Chief Executive Officer
TLGY Acquisition Corp
4001 Kennett Pike, Suite 302
Wilmington, DE 19807

> **Re: TLGY Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed October 14, 2021**
> **File No. 333-260242**

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

Form S-1

Cover Page

1. We note your response to comment 1 and reissue the comment in part. Please revise the cover page to disclose whether the legal and operational risks associated with acquiring a company that does business in China could result in a material change in your or the target company's post-combination operations. Also disclose how recent statements may impact the company's ability to conduct its business and accept foreign investments. Additionally, please expand the disclosure to provide a description of how cash is currently transferred through your organization and how it will be transferred on a post-combination basis. Please also include a statement on the cover page indicating whether any transfers, dividends, or distributions have been made to date.

Summary , page 2

2.  We note your disclosures within the Risk Factors section concerning the structure of VIE companies.  Please revise the Summary to include the disclosure requested in comment 2.

3.  We note your revised disclosure and response to comment 3.  As previously requested, please disclose that changes to rules and regulations in China can occur quickly with little advance notice, and include cross-references here to the more detailed discussion of risk factors related to being based in or acquiring a company in China.

4.  We note your revised disclosure in response to comment 4.  Please expand your Summary disclosure and in the related risk factors as appropriate, to disclose the potential consequences of operating, conducting an offering, issuing shares to foreign investors, and performing an initial business combination with a China-based target company, if permissions are required but not obtained, are obtained but later rescinded, or become required in the future.

5.  We note your response to comment 5 and revised disclosure on pages 13 and 14 briefly mentioning VIE structures, discussing PRC limitations and referring the reader to Risk Factors.  Please revise as requested to clearly describe how cash will be transferred through the post-combination organization and to U.S. investors if you use a VIE structure.

6.  We note your revised disclosure on pages 15 and 16 in response to comment 6.  Please revise to disclose that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination for a period of three consecutive years.  Also disclose that in June 2021, the Senate passed the bill known as the Accelerating Holding Foreign Companies Accountable Act, which would reduce this time period from three years to two years.  Finally, please provide consistent disclosure on page 94 or where appropriate in Risk Factors.

Risk Factors, page 46

7.  We note your amended disclosure on pages 88 and 89 highlighting the risk that the Chinese government may intervene or influence your operations at any time, potentially resulting in a material change to your operations and/or the value of your ordinary shares that could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.  Please revise your amended disclosure to disclose the risk that any such action by the Chinese government could cause the value of such securities to significantly decline or become worthless.

8.  We note your response to comment 9 and revised disclosure on pages 86 and 87.  Your disclosure suggests that risks associated with the CAC would only impact the process of searching for a target company and/or your business on a post-combination basis if you are involved with a company with more than one million users' personal information.

Please revise to clarify the extent to which such risks exist if the target company you search for and/or your business on a post-combination basis has fewer than one million users' personal information.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction